UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Issuance of the Company’s Common Shares to the Company’s Chief Executive Officer and Representative Director

On December 29, 2025, PicoCELA Inc. (the “Company”) entered into a restricted common share compensation agreement (the “Compensation Agreement”) with Hiroshi Furukawa, the Company’s chief executive officer and representative director. Pursuant to the Compensation Agreement, the Company agreed to issue 50,000,000 common shares (the “Shares”) of the Company to Mr. Furukawa on January 20, 2026. The issuance of the Shares was in consideration for Mr. Furukawa’s services rendered and included a prohibition on any sale, transfer, loan or pledge of the Shares for a period of 20 years from the date of grant. However, the prohibition may be canceled by a resolution of the Company’s board of directors.

On January 20, 2026, the Company issued the Shares to Mr. Furukawa pursuant to the Compensation Agreement.

The execution of the Compensation Agreement and the issuance of the Shares were authorized by the Company’s shareholder resolution and board of directors’ resolution, both dated December 29, 2025.

As of January 20, 2026, the number of common shares held by Mr. Furukawa accounts for 42.4% of the Company’s outstanding 124,614,207 common shares.

Copies of the English translation of the Compensation Agreement and the press release are furnished in this report as Exhibits 10.1 and 99.1, respectively.

EXHIBIT INDEX

Exhibit No.	Description
10.1#	Restricted Common Shares Compensation Agreement between the Registrant and Hiroshi Furukawa, dated December 29, 2025 (English Translation)
99.1	Press Release –PicoCELA Inc. Issues Restricted Common Shares to CEO and Director

#	Certain portion of this Exhibit was redacted pursuant to Item 601(a)(6) of Regulation S-K and marked by means of brackets and asterisks (“[****]”).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: January 20, 2026	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chief Executive Officer and Representative Director